Mail Stop 3-9								November 23, 2004



Barry A. Posner, Esquire
Executive Vice President, Secretary and
General Counsel
MIM Corporation
100 Clearbrook Road
Elmsford, New York 10523

Re: MIM Corporation
       Amendment no. 2 to registration statement on Form S-4
       Filed November 8, 2004
       File No. 333-119098

Dear Mr. Posner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

MIM reasons for the merger - page 33

1. We note your response to comment 24 and reissue the comment in part. Please update and expand the discussion to describe the terms of the settlement and, if material, how the settlement, or the absence of a settlement, may impact your future business operations. Tell us supplementally what contingencies have to be resolved for the settlement to become final and when final resolution is anticipated.



Barry A. Posner, Esquire
MIM Corporation
November 23, 2004
Page 2




*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mary Fraser at (202) 942-1864 or John Krug at
(202) 942-2979 if you have any questions concerning these comments.

							Sincerely,



							Jeffrey Riedler
							Assistant Director



cc: E. William Bates, II, Esq.
     Paul G. Prince, Esq.
     Jean M. Davis, Esq.
     Mark D. Williamson, Esq.